UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 27, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seattle Genetics, Inc.

File No. 000-32405 - CF#34715

_____

Seattle Genetics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 21, 2017.

Based on representations by Seattle Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through December 1, 2020
Exhibit 10.18	through December 1, 2020
Exhibit 10.29	through February 21, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary